UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2022

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B

Herzliya 4672562 Israel

+972-9-799-6183

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NeuroSense Therapeutics has enrolled and dosed all healthy volunteers in its Phase I pharmacokinetic (PK) multi-dose study, designed to reach steady state, and compare the PK of PrimeC’s extended-release tablet components, ciprofloxacin and celecoxib, to the PK of co-administered ciprofloxacin tablets and celecoxib capsules. The open-label, randomized, two-treatment, two-period, two-sequence, crossover study, is being carried out in 20 healthy volunteers in the USA, under an FDA-cleared IND protocol, following the successful completion of the single dose PK study which supported the formulation’s extended-release properties, as the active components were shown to be released simultaneously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: August 1, 2022	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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